9900 Cavendish Blvd., Suite 306
St-Laurent, Qc Canada H4M 2V2
Tel: 800-93NYMOX (800-936-9669)
Fax: 514-332-2227
Email: info@nymox.com

October 3, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nymox Pharmaceutical Corporation Form 20-F for the Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File No. 001-12033

Dear Mr. Rosenberg:

This is our revised response to the comments in your letter dated July 22, 2005 with respect to the above-referenced Form 20-F, based on comments we received from Oscar Young of your Staff on September 27, 2005. Our response is keyed the comments in your letter and set out in disclosure-type format. We have filed this letter on EDGAR under the form type label CORRESP as directed.

Inconnection with this response to the Staff’s comments to Nymox’s Form 20-F, filed June 30, 2005, Nymox acknowledges that:

1.	Nymox is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	Nymox may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment:

“Item 5 Operating and Financial Review and Prospects, page 26

1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure for each of your major research and development projects:

a.	The current status of the project;

b.	The costs incurred during each period presented and to date on each project;

c.	The nature, timing and estimated costs of the efforts necessary to complete each project;

d.	The anticipated completion dates of each project;

e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f.	The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, please state that fact and explain why management does not maintain and evaluate research and development costs by project. In this regard, please provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., please state the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please state those facts and circumstances that preclude you from making a reasonable estimate.”

Nymox’s Response:

Nymox’s response to this comment, set out in disclosure-type format per your request, is as follows:

Research and Development, Patents and Licensees

Nymox’s research and development policies are targeted at the development of novel therapeutic and diagnostic proprietary products that are subject to patent rights either directly owned by the company or licensed to the company through exclusive licensing agreements of patent rights. Over the last three financial years, the company’s major research and development activities were in the following program areas:

•	Diagnostic products for Alzheimer’s disease. The major project in this area, the development and validation of a kit version of our AlzheimAlert™ product for sale to laboratories and hospitals in the U.S. and in the E.U., was completed in 2004. We are currently marketing the kit in Europe under the CE mark. We also provide AlzheimAlert™ as a laboratory testing service through our CLIA-certified clinical reference laboratory in New Jersey. We are seeking FDA approval to sell the kit version of the AlzheimAlert™ test to other laboratories and hospitals in the U.S. We received a not approvable letter for the kit from the FDA in July 2004 and amended our application in response to the issues raised by the FDA. In July 2005 an FDA advisory panel voted 5-2 to recommend non-approval of our application. We anticipate that we will continue to pursue our application with the FDA for marketing approval for the kit version of the AlzheimAlert™ test. At this time, we cannot provide an estimate of the costs and timing to pursue our application with the FDA as it is uncertain at this stage the nature and extent of FDA requirements for approval based on discussions with us.

•	Therapeutic products for enlarged prostate (benign prostatic hyperplasia or BPH). In 2003, we successfully completed the first two Phase 1 and Phase 1-2 U.S. clinical trials for one treatment candidate, NX-1207, and in 2005 commenced a pivotal Phase 2 clinical trial. We cannot predict with any certainty the outcome of this trial, what further steps may be required in order to apply for final FDA approval for this drug or whether the FDA will ultimately grant us such approval. If there is a favorable outcome of the Phase 2 trial, we anticipate starting a Phase 3 trial in 2006 and filing a New Drug Application (NDA) with the FDA in 2007 or later. Given the inherent uncertainties with any Phase 2 clinical trial, we cannot provide an estimate of the costs and timing of the completion of this project. The uncertainties include the chances of success of any phase of the clinical trials, the nature and extent of FDA requirements to proceed with a Phase 3 and for filing an NDA, and our ability to scale up manufacture in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities for commercial use.

•	Anti-infectives. Our anti-bacterial agent, NXC-4720, which is being developed as a treatment of meat at the processing stage, has shown to be capable of substantially reducing the level of potentially fatal E. coli O157:H7 contamination on fresh beef according to laboratory studies. Other projects in this area, such as treating E. coli O157:H7 infection in livestock and treating bacterial infections in humans, are in preliminary stages of development with more uncertain prospects and timing and course of development. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete this project include the risks inherent in any field trials of NXC-4720, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture NXC-4720 in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use.

•	Tobacco exposure and other diagnostic tests. We developed and validated NicAlert™, which is an FDA-cleared test for tobacco product use, and TobacAlert™, which is an over-the-counter test for second-hand smoke exposure. These are completed projects with any further research and development costs being related to product improvement and obtaining regulatory approvals where required in order to expand the market for these products. The development of other new diagnostic tests using our patented diagnostic technologies are in early stage development. Because of the early stage of development of these projects, it is not possible to outline the nature, timing or estimated costs of the efforts necessary to complete any of them nor their anticipated completion dates. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the uncertainty whether we will be able to successfully adapt our patented diagnostic technologies to these new diagnostic indicators, whether any new diagnostic tests we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such tests at a commercially competitive price.

•	Therapeutic products for Alzheimer’s disease. We are conducting early stage research and development work into preclinical development of novel drug candidates and original research into the role spherons play in the Alzheimer’s disease process in order to pursue spheron-based therapeutics. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor the anticipated completion dates for this project. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate include the inherent uncertainties in the pre-clinical and clinical development of therapeutic candidates. Most pre-clinical drug candidates do not meet necessary milestones to enter clinical trials; of those which do, only a small percentage ultimately achieve regulatory approval and enter the marketplace. We also have global patent rights to the use of statin drugs in the prevention or treatment of Alzheimer’s disease. Various published epidemiological and other research studies have shown evidence that statins may help in the prevention or treatment of Alzheimer’s disease; other studies have shown otherwise. Other companies and organizations are currently carrying out clinical trials into the use of statin drugs for Alzheimer’s disease. We do not anticipate that the results of such trials will be available before 2006. The effect of the results of such trials on this program is uncertain.

•	Oncology products. We are in the early stages of developing therapeutic products for oncological indications. Because of the early stage of development of this project, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete this project nor its anticipated completion dates. The development of cancer therapeutics in particular is associated with high risks and many uncertainties and a drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval.

Research and development expenses allocated to our major research and development programs are as follows:

	Year ending Dec 31, 2004	Year ending Dec 31, 2003	Year ending Dec 31, 2002	Year ending Dec 31, 2001	Year ending Dec 31, 2000	Year ending Dec 31, 1999	Total for Periods Presented

Alzheimer’s Disease:	$691,183	$779,305	$332,254	$491,051	$657,924	$253,015	$3,204,732
Diagnostics

Alzheimer’s Disease:	$282,205	$496,658	$463,182	$528,230	$404,850	$501,685	$2,676,810
Therapeutics

Anti-Infectives	$22,224	$24,793	$1,563	$134,098	$313,884	$195,427	$691,989

BPH (Enlarged	$615,454	$548,064	$523,926	*	*		$1,687,444
Prostate) Therapeutics*

Tobacco Exposure Tests:
NicAlert™ and	$118,636	$292,692	$308,161	$122,159	$116,872		$958,520
TobacAlert™

Oncology	$131,537	$368,539	$77,000				$577,076

General Research (BPH				$224,116	$590,702	$186,995	$1,001,813
Therapeutics Included*)

Total	$1,861,239	$2,510,051	$1,706,086	$1,499,654	$2,084,232	$1,137,122	$10,798,384

* General Research expenses for the years ending Dec. 31, 2001 and 2000 include preliminary research relating to the development of BPH therapeutics.

For the earlier periods from 1995 to 1998, the Company did not maintain a cost accounting system that tracked research and development costs on a project-by-project basis. During the initial discovery stages, research and development is more general in nature and cannot be specifically categorized. During the periods 1995 to 1998, the general research expenses included primarily work on the Alzheimer’s diagnostic and therapeutic candidates. The breakdown of research and development costs for these periods is as follows: 1998: $ 2,091,745; 1997: $ 1,775,340; 1996: $ 1,632,370; and 1995: $ 395,770. The total research and development expenditure for the 1995 to 1998 period was $ 5,895,225. Total research and development expenditures to date are $ 16,693,609.

The Company expenses all research and development costs as incurred but does not currently maintain a cost accounting system to track, record and allocate staffing time on a specific project-by-project basis. We manage our ongoing research and development projects and programs in a dynamic, flexible manner. Our researchers, staff and management are typically involved in more than one of our research and development projects and the percentage of time an employee may be involved in a project varies according to the changing needs and progress of that project. As well, a significant portion of the Company’s research and development expenses, such as laboratory supplies, travel, information systems and services and facilities costs, benefit multiple projects and are not necessarily individually tracked or allocated to a specific project when incurred. Research and development costs are allocated in reasonable and realistic proportion to the projects that benefited from those costs.

According to industry statistics, on average it takes 10 to 15 years to research, develop and bring to market a new prescription medicine in the United States. In light of the steps and complexities involved, the successful development of our product candidates is highly uncertain. Actual product timelines and costs are subject to enormous variability and are very difficult to predict. Accordingly, we cannot provide reliable estimates of the nature, timing and estimated costs of the efforts necessary to complete our programs. This is particularly the case for our programs in early stage development. The risk of failure to complete any such program is high because of uncertain feasibility and commercial viability, long lead times to program completion and potentially high costs in relation to anticipated returns. We update and change our product development programs to reflect the most recent preclinical and clinical data and other relevant information. Many of our products under development require regulatory approval before being sold. The process of obtaining such approvals is often lengthy and uncertain and requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our business. We cannot assure you that any such approvals required will be obtained on a timely basis, if at all.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (800) 936-9669.

Very truly yours,

/s/ Roy Wolvin

Roy Wolvin,
Chief Financial Officer, Nymox